Mail Stop 4561

July 7, 2009

Mr. Adam S. Berger
Chief Executive Officer
Spark Networks, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211

> **Re:** **Spark Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 001-32750**

Dear Mr. Berger:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Part I

Item 1. Business

General

1.   We note your risk factor on page 19 regarding the effects of cancelling subscribers and the enrollment of new paying subscribers on the growth and profitability of your business. Please provide quantitative data concerning the

percentage of your members with paying subscriptions that renewed or cancelled their subscriptions during the past two years as well as the percentage of your members without paying subscriptions that purchased subscriptions for the same period. Also, please explain the extent to which fluctuations in your revenues were attributable to changes in cancellation rates or conversion rates.

Business Strategy, page 7

2.   You state that you intend to offer your members and subscribers a "value proposition" for your offline events offerings that is "unique in the online dating world." In your response, please clarify what is meant by "value proposition" and why you believe such "value proposition" to be "unique in the online dating world.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

3.   We believe the non-GAAP operating statement columnar format appearing on page 39 of your Form 10-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e) of Regulation S-K.

4.   Further, the term "Pro Forma" has a specific meaning under Article 11 of Regulation S-X that does not appear to be consistent with your current presentation. Please remove that presentation or explain why you believe the label should be retained.

5.   Refer to note 1 on page 39 in which you state that "traditionally investors and analysts using financial information discount GAAP operating result to provide a better picture of the cash generating potential of a company." This statement implies that your intent is to present a non-GAAP measure of liquidity, rather than a non-GAAP measure of performance, that is, net income. Please explain why

you have not also reconciled this measure to the most comparable GAAP liquidity measure.

6.   Similarly, refer to note 2 on page 40 in which you state that the non-GAAP measure Adjusted EBITDA serves as both a liquidity and performance measure. Please clarify whether this measure is used for both purposes and how you determined that a reconciliation to net income, a performance measure, satisfies the requirements for reconciliation to the most comparable GAAP measure.

Results of Operations

Direct Marketing Expenses, page 40

7.   We note management's decision to improve marketing efficiencies during 2008 and the effect such decision had on the number of average paying subscribers in your General Market Networks segment and your direct marketing expenses. We further note your disclosure on page 40 that such improvements to marketing efficiencies consisted of acquiring "subscribers at more acceptable returns on investment" and "a shift to more efficient online marketing programs from less efficient offline marketing channels." In future filings, please provide a more detailed description of changes in your marketing strategy that result in material year-to-year line item changes. In addition, please be sure to quantify such changes when possible. As an example, we note your decrease in use of offline marketing channels. See Item 303(a)(3)(ii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-4

8.   With regard to your presentation of "contribution" on the face of the statements of operations, please tell us whether this amount is meant to depict gross margin and whether "direct marketing expenses" are equivalent to "costs and expenses applicable to sales and revenues" as defined by Rule 5-03(b)(2) of Regulation S-X. That is, it appears from disclosures elsewhere in your filing that this amount represents only the variable costs of revenue, or traffic acquisition costs, rather than all costs of generating revenue, as contemplated by Rule 5-03(b)(2). For example, it is unclear why costs of customer service and technical operations would not be considered part of costs of sales. Please explain.

9.   We note that you have included a table that summarized the stock-based compensation by caption and includes a total stock-based compensation expense. Explain why you believe that showing a total stock-based compensation expense amount is appropriate and consistent with SAB Topic 14(F).

Notes to Consolidated Financial Statements

Note 2 – Income Taxes, pages F-16 – F-19

10.   Please provide a summary of activity within the valuation allowance account for all periods presented. Explain the reasons for all significant changes in the valuation allowance. Clarify what impact, if any, the July 2007 Scheme of Arrangement had on your accounting for income taxes.

Note 5 - Goodwill and Other Intangible Assets, page F-20

11.   Explain in detail the basis for assuming indefinite lives for purchased domain names. Describe the operating histories prior to acquisition and related market and competitive risks as a basis for supporting indefinite lives, including recent declines in the average number of subscribers. At a minimum, your response should address each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 29, 2009

Item 13. Certain Relationships and Related Transactions

12.   It appears that you have not included a description of your policies and procedures for the review, approval and ratification of related-party transactions is required by Item 404(b) of Regulation S-K. Please advise.

Part IV

Item 15. Exhibits, Financial Statement Schedules

13.   We note that in your exhibit index, you indicate that the Credit Agreement dated February 14, 2008 among Spark Networks Limited, Spark Networks, Inc. and Bank of America, N.A. (exhibit 10.19) is incorporated by reference to your current report on Form 8-K filed with us on November 27, 2007. This credit agreement was included as exhibit 10.01 to your current report on Form 8-K filed on February 19, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief